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                          June 21, 2023

       John P. Love
       Chief Executive Officer
       United States Oil Fund, LP
       1850 Mt. Diablo Boulevard, Suite 640
       Walnut Creek, CA 94596

                                                        Re: United States Oil
Fund, LP
                                                            Registration
Statement on Form S-3
                                                            Filed June 13, 2023
                                                            File No. 333-272617

       Dear John P. Love:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Sonia
Bednarowski at 202-551-3666 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Crypto Assets